Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of GCM Grosvenor Inc. for the registration of $350,000,000 of Class A common stock, preferred stock, debt securities, depositary shares, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated February 20, 2025, with respect to the consolidated financial statements of GCM Grosvenor Inc., and the effectiveness of internal control over financial reporting of GCM Grosvenor Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

June 27, 2025